Exhibit 99.4

TD Bank Group Reports Third Quarter 2020 Results Earnings News Release • Three and Nine months ended July 31, 2020

This quarterly Earnings News Release should be read in conjunction with the Bank’s unaudited third quarter 2020 Report to Shareholders for the three and nine months ended July 31, 2020, prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), which is available on our website at http://www.td.com/investor/. This analysis is dated August 27, 2020. Unless otherwise indicated, all amounts are expressed in Canadian dollars, and have been primarily derived from the Bank’s Annual or Interim Consolidated Financial Statements prepared in accordance with IFRS. Certain comparative amounts have been revised to conform to the presentation adopted in the current period. Additional information relating to the Bank is available on the Bank’s website at http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at http://www.sec.gov (EDGAR filers section).

Reported results conform to generally accepted accounting principles (GAAP), in accordance with IFRS. Adjusted measures are non-GAAP measures. Refer to the “How the Bank Reports” section of the Management’s Discussion and Analysis (MD&A) for an explanation of reported and adjusted results.

THIRD QUARTER FINANCIAL HIGHLIGHTS, compared with the third quarter last year:

•	Reported diluted earnings per share were $1.21, compared with $1.74.
•	Adjusted diluted earnings per share were $1.25, compared with $1.79.
•	Reported net income was $2,248 million, compared with $3,248 million.
•	Adjusted net income was $2,327 million, compared with $3,338 million.

YEAR-TO-DATE FINANCIAL HIGHLIGHTS, nine months ended July 31, 2020, compared with the corresponding period last year:

•	Reported diluted earnings per share were $3.62, compared with $4.71.
•	Adjusted diluted earnings per share were $3.76, compared with $5.11.
•	Reported net income was $6,752 million, compared with $8,830 million.
•	Adjusted net income was $6,998 million, compared with $9,557 million.

THIRD QUARTER ADJUSTMENTS (ITEMS OF NOTE)

The third quarter reported earnings figures included the following items of note:

•	Amortization of intangibles of $63 million ($54 million after-tax or 3 cents per share), compared with $75 million ($64 million after-tax or 3 cents per share) in the third quarter last year.
•

Charges associated with the acquisition of Greystone of $25 million ($25 million after-tax or 1 cent per share), compared with $26 million ($26 million after-tax or 2 cents per share) in the third quarter last year.

TORONTO, August 27, 2020 – TD Bank Group (“TD” or the “Bank”) today announced its financial results for the third quarter ended July 31, 2020. Reported earnings were $2.2 billion, down 31% compared with the same quarter last year, and adjusted earnings were $2.3 billion, down 30%.

“TD colleagues around the world continued to deliver for our customers, clients, and each other throughout a period of unprecedented disruption. As economies across our footprint begin to re-open, the wellbeing and safety of our customers, colleagues and communities remains a top priority,” said Bharat Masrani, Group President and CEO, TD Bank Group.

“We entered this crisis from a position of strength, and through prudent financial and risk management practices, we remain well-capitalized, with a high-quality balance sheet and strong liquidity. Our Common Equity Tier 1 Capital ratio finished the quarter at 12.5%,” added Masrani.

“Earnings improved from the second quarter, as continued volume growth, moderating credit provisions and strong wealth and wholesale revenues helped offset further margin pressure,” added Masrani. “The improved performance in our Canadian and U.S. Retail segments, and the record contribution from our Wholesale Banking segment, demonstrate the resilience of our diversified business model and the power of our customer-centric strategy.”

Canadian Retail

Canadian Retail reported net income was $1,263 million and adjusted net income was $1,288 million, both down 33% from the third quarter last year, primarily reflecting higher provisions for credit losses (PCL), lower revenue and higher insurance claims. Revenue decreased 2%, reflecting lower margins, partially offset by increased loan and deposit volumes and increased activity in the wealth and insurance businesses. Expenses were flat compared to the prior year and down 2% compared to the prior quarter. PCL increased $635 million from a year ago, mainly on higher provisions for performing loans.

Canadian Retail continued to help its customers navigate COVID-19 by providing ongoing access to government relief and payment deferral programs. In addition, Canadian Retail launched its new TD Ready Advice program which includes an online resource hub, tools like the TD Helps Support Finder, and direct outreach to customers to offer personalized advice. Sequential volume growth was strong, with double-digit gains in personal and business deposits, increased credit card sales activity, significant net asset growth in TD Wealth and strong insurance revenues. Canadian Retail customers benefited from enhanced online and mobile capabilities, leading to a significant increase in self-serve transactions and digital adoption this quarter.

U.S. Retail

U.S. Retail net income was $673 million (US$490 million), a decrease of 48% (49% in U.S. dollars) compared with the same quarter last year. TD Ameritrade contributed $317 million (US$230 million) in earnings to the segment, an increase of 8% (5% in U.S dollars) from a year ago, primarily reflecting higher trading volumes, partially offset by reduced trading commissions, lower asset-based revenue and higher operating expenses.

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The U.S. Retail Bank, which excludes the Bank’s investment in TD Ameritrade, contributed $356 million (US$260 million) in earnings, down 64% (65% in U.S dollars) from the same quarter last year, reflecting higher PCL and lower revenue. Revenue declined in the quarter as lower net interest margin and fee income were partially offset by growth in loan and deposit volumes. PCL increased $642 million (US$464 million) compared with the third quarter last year, mainly on higher provisions for performing loans.

The U.S. Retail Bank continued to support its customers through the COVID-19 pandemic, expanding in-person and drive-through access to its store network and helping customers access government relief programs. Through the U.S. CARES Act Small Business Association Paycheck Protection Program, TD has funded approximately 84,000 loans and continues to work with the Federal Reserve Bank of Boston to facilitate the Main Street Lending Program for small- and medium-sized businesses. The U.S. Retail Bank remained focused on delivering personalized and connected experiences for customers across all channels while further enhancing its digital offerings, and recorded significant increases in the use of its mobile app and online banking channels compared to the same quarter last year.

Wholesale

Wholesale Banking reported record net income of $442 million this quarter, an increase of 81% compared to the same quarter last year, reflecting higher revenue, partially offset by higher PCL and higher non-interest expenses. Revenue for the quarter was $1,397 million, an increase of 53% from a year ago, reflecting higher trading-related revenue and underwriting fees. PCL increased $122 million compared with the third quarter last year, reflecting higher impaired and performing provisions. Wholesale Banking’s strong performance this quarter reflected the continued strength of its Canadian dollar business and impressive progress on its U.S. dollar strategy. The Wholesale Banking segment continued to focus on building strong client relationships by providing critical access to markets and trusted financial advice.

Capital

TD’s Common Equity Tier 1 Capital ratio on a Basel III fully phased-in basis was 12.5%.

Conclusion

“The economic recovery will not be without its challenges and much remains uncertain in the near term. We will continue to monitor and adapt to the changing landscape, and be there to support our colleagues and advise the 26 million customers and clients who rely on us today more than ever,” added Masrani. “Our people are our greatest asset and I know that by working together we will emerge even stronger in the months ahead.”

The foregoing contains forward-looking statements. Please refer to the “Caution Regarding Forward-Looking Statements”.

TD BANK GROUP • THIRD QUARTER 2020 • EARNINGS NEWS RELEASE	Page 2

Caution Regarding Forward-Looking Statements

From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, statements made in the Bank’s Management’s Discussion and Analysis for the quarter ended April 30, 2020 (“Q2 2020 MD&A”) under the heading “How We Performed” including under the sub-headings “Economic Summary and Outlook” and “Impact on Financial Performance in Future Quarters” and under the heading “Risk Factors and Management”, the Management’s Discussion and Analysis (“2019 MD&A”) in the Bank’s 2019 Annual Report under the heading “Economic Summary and Outlook”, for the Canadian Retail, U.S. Retail, and Wholesale Banking segments under headings “Business Outlook and Focus for 2020”, and for the Corporate segment, “Focus for 2020”, and in other statements regarding the Bank’s objectives and priorities for 2020 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, the Bank’s anticipated financial performance, and the potential economic, financial and other impacts of the Coronavirus Disease 2019 (COVID-19). Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “goal”, “target”, “may”, and “could”.

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: credit, market (including equity, commodity, foreign exchange, interest rate, and credit spreads), liquidity, operational (including technology, cyber security, and infrastructure), model, reputational, insurance, strategic, regulatory, legal, conduct, environmental, capital adequacy, and other risks. Examples of such risk factors include the economic, financial, and other impacts of the COVID-19 pandemic; general business and economic conditions in the regions in which the Bank operates; geopolitical risk; the ability of the Bank to execute on long-term strategies and shorter-term key strategic priorities, including the successful completion of acquisitions and dispositions, business retention plans, and strategic plans; the ability of the Bank to attract, develop, and retain key executives; disruptions in or attacks (including cyber-attacks or data security breaches) on the Bank’s information technology, internet, network access or other voice or data communications systems or services; fraud or other criminal activity to which the Bank is exposed; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information; the impact of new and changes to, or application of, current laws and regulations, including without limitation tax laws, capital guidelines and liquidity regulatory guidance and the bank recapitalization “bail-in” regime; exposure related to significant litigation and regulatory matters; increased competition from incumbents and non-traditional competitors, including Fintech and big technology competitors; changes to the Bank’s credit ratings; changes in currency and interest rates (including the possibility of negative interest rates); increased funding costs and market volatility due to market illiquidity and competition for funding; Interbank Offered Rate (IBOR) transition risk; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; existing and potential international debt crises; environmental and social risk; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please refer to the “Risk Factors and Management” section of the 2019 MD&A, as supplemented by the “Risk Factors that may Affect Future Results” and the “Managing Risk” sections of the Q2 2020 MD&A and by the “Managing Risk” section of this document, and as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any events or transactions discussed under the headings “Significant and Subsequent Events, and Pending Transactions” and “Significant Events and Pending Transactions” in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and the Bank cautions readers not to place undue reliance on the Bank’s forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in this document under the heading “How We Performed” and in the Q2 2020 MD&A under the heading “How We Performed” including under the sub-headings “Economic Summary and Outlook” and “Impact on Financial Performance in Future Quarters”, which update the material economic assumptions set out in the 2019 MD&A under the headings “Economic Summary and Outlook”, for the Canadian Retail, U.S. Retail, and Wholesale Banking segments, “Business Outlook and Focus for 2020”, and for the Corporate segment, “Focus for 2020”, each as may have been updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

TD BANK GROUP • THIRD QUARTER 2020 • EARNINGS NEWS RELEASE	Page 3

TABLE 1:  FINANCIAL HIGHLIGHTS

(millions of Canadian dollars, except as noted)	As at or for the three months ended			As at or for the nine months ended
	July 31 2020	April 30 2020	July 31 2019	July 31 2020	July 31 2019
Results of operations
Total revenue	$10,665	$10,528	$10,499	$31,802	$30,725
Provision for credit losses	2,188	3,218	655	6,325	2,138
Insurance claims and related expenses	805	671	712	2,256	2,082
Non-interest expenses – reported	5,307	5,121	5,374	15,895	16,477
Non-interest expenses – adjusted[1]	5,244	5,051	5,298	15,692	15,622
Net income – reported	2,248	1,515	3,248	6,752	8,830

Net income – adjusted[1]	2,327	1,599	3,338	6,998	9,557
Financial position (billions of Canadian dollars)
Total loans net of allowance for loan losses	$721.4	$747.0	$675.9	$721.4	$675.9
Total assets	1,697.3	1,673.7	1,405.4	1,697.3	1,405.4
Total deposits	1,091.3	1,078.3	870.3	1,091.3	870.3
Total equity	92.5	93.3	86.4	92.5	86.4

Total risk-weighted assets (RWA)	478.1	524.0	454.9	478.1	454.9
Financial ratios
Return on common equity (ROE) – reported	10.0%	6.9%	15.8%	10.3%	14.8%
Return on common equity – adjusted[2]	10.4	7.3	16.2	10.7	16.1
Return on tangible common equity (ROTCE)[2]	13.7	9.6	22.0	14.3	21.0
Return on tangible common equity – adjusted[2]	13.9	9.8	22.2	14.4	22.3
Efficiency ratio – reported	49.8	48.6	51.2	50.0	53.6
Efficiency ratio – adjusted[1]	49.2	48.0	50.5	49.3	50.8

Provision for credit losses as a % of net average loans and acceptances[3]	1.17	1.76	0.38	1.16	0.43
Common share information – reported (Canadian dollars)
Per share earnings
Basic	$1.21	$0.80	$1.75	$3.63	$4.72
Diluted	1.21	0.80	1.74	3.62	4.71
Dividends per share	0.79	0.79	0.74	2.32	2.15
Book value per share	47.80	48.54	44.30	47.80	44.30
Closing share price[4]	59.27	58.16	77.15	59.27	77.15
Shares outstanding (millions)
Average basic	1,802.3	1,803.0	1,825.3	1,805.4	1,828.4
Average diluted	1,803.5	1,804.4	1,828.6	1,807.1	1,831.6
End of period	1,813.0	1,803.4	1,819.2	1,813.0	1,819.2
Market capitalization (billions of Canadian dollars)	$107.5	$104.9	$140.4	$107.5	$140.4
Dividend yield[5]	5.3%	5.0%	3.9%	4.7%	3.9%
Dividend payout ratio	65.3	98.2	42.3	63.9	45.5
Price-earnings ratio	11.5	10.2	12.3	11.5	12.3

Total shareholder return (1 year)[6]	(19.5)	(20.6)	3.9	(19.5)	3.9
Common share information – adjusted (Canadian dollars)[2]
Per share earnings
Basic	$1.25	$0.85	$1.79	$3.76	$5.12
Diluted	1.25	0.85	1.79	3.76	5.11
Dividend payout ratio	63.0%	92.8%	41.1%	61.6%	41.9%

Price-earnings ratio	11.1	9.9	11.4	11.1	11.4
Capital ratios[7]
Common Equity Tier 1 Capital ratio	12.5%	11.0%	12.0%	12.5%	12.0%
Tier 1 Capital ratio	13.8	12.3	13.4	13.8	13.4
Total Capital ratio	16.5	15.3	16.1	16.5	16.1

Leverage ratio	4.4	4.2	4.1	4.4	4.1

[1]	Adjusted measures are non-GAAP measures. Refer to the “How the Bank Reports” section of this document for an explanation of reported and adjusted results.
[2]	Metrics are non-GAAP financial measures. Refer to the “Return on Common Equity” and “Return on Tangible Common Equity” sections of this document for an explanation.
[3]	Excludes acquired credit-impaired (ACI) loans.
[4]	Toronto Stock Exchange (TSX) closing market price.
[5]

Dividend yield is calculated as the annualized dividend per common share paid divided by daily average closing stock price in the relevant period. Dividend per common share is derived as follows: a) for the quarter – by annualizing the dividend per common share paid during the quarter; and b) for the year-to-date – by annualizing the year-to-date dividend per common share paid.

[6]	Total shareholder return is calculated based on share price movement and dividends reinvested over a trailing one-year period.
[7]

Includes capital adjustments provided by the Office of the Superintendent of Financial Institutions (OSFI) in response to the COVID-19 pandemic in the second and third quarters of 2020. Refer to the “Capital Position” section of this document for additional details.

TD BANK GROUP • THIRD QUARTER 2020 • EARNINGS NEWS RELEASE	Page 4

HOW WE PERFORMED

ECONOMIC SUMMARY AND OUTLOOK

The COVID-19 pandemic continues to weigh on economies around the world. TD Economics forecasts a 4.3% contraction in global real gross domestic product (GDP) this calendar year. The pandemic resulted in a sudden halt to economic activity in the spring, as government-mandated physical distancing and other measures took effect. In many jurisdictions, these measures have since been eased and an economic recovery is now underway. However, it is expected that the recovery will be uneven, as some industries, including international travel, recreation, restaurants, and entertainment, are likely to face challenges in the absence of an effective vaccine. Similarly, jurisdictions that experience a resumption in COVID-19 cases may require the re-imposition of containment measures. It is likely that the initial burst in business activity and job rehiring that followed governments’ initial easing of restrictions will give way to a more gradual global recovery. Economic activity is not expected to return to pre-pandemic levels until late in calendar 2021. This economic outlook is subject to significant uncertainty related to health outcomes, consumer behaviour, and government policy.

U.S. economic growth declined by 32.9% (annualized) in the second calendar quarter of 2020, following a 5% drop in the prior quarter. Taken together, the first half of calendar 2020 represented the most severe economic contraction of the post-war era, reducing the level of economic activity by approximately 11% compared with pre-pandemic levels. In addition to its speed and severity, the recession is also unprecedented in its composition, led by a marked decline in personal consumption expenditures. The unemployment rate has been gradually declining from a peak of 14.7% in April 2020, to average 13.1% over the calendar quarter, edging down to 10.2% in July 2020. Based on employment outcomes and other higher frequency data, April 2020 appears to have marked the trough of the downturn. However, the recovery is being threatened by a sharp increase in COVID-19 case counts in many states, which has prompted a pause or partial rollback in re-opening plans. TD Economics believes that, like its global peers, the U.S. faces an uneven path forward, with the outlook contingent on virus outcomes, government policies, and the resilience of consumer and business confidence until effective vaccines are developed and widely distributed.

The pandemic drove a significant easing of U.S. monetary and fiscal policy. The Federal Reserve has cut its policy interest rate to the 0.00% to 0.25% range, resumed asset purchases, and unveiled a number of lending facilities. This response, alongside that of other major central banks, has improved the functioning of markets and led to a reduction in measures of financial stress. Subsequent communications from Federal Reserve Chair Powell have been consistent with the policy interest rate remaining at the current range through calendar 2022, in line with TD Economics’ expectations. The low interest rate environment has helped shore up housing demand despite still-elevated unemployment. TD Economics expects the Federal Reserve will not raise rates until there is convincing evidence of a sustained economic recovery and a significant reduction in labour market slack. Significant fiscal stimulus in support of businesses and households has helped cushion the near-term economic impact of the pandemic, with the potential for an additional package this fall representing an upside risk to the outlook. It appears likely that the extension of government measures to provide enhanced income support to individuals, businesses, and state and local governments will be an important and necessary support for the economy in the near-term, although the longer-term recovery will ultimately require a large-scale re-engagement of the labour force.

The Canadian economy has evolved largely in line with the United States. However, Canada’s weaker economic momentum pre-pandemic, its relatively more restrictive physical distancing measures, and the low level of oil prices imply a deeper contraction in activity during the first half of calendar 2020. TD Economics anticipates that the level of economic activity fell by 13.3% during that period. In contrast, Canada has so far avoided a significant resurgence of COVID-19 cases, and economic re-openings continue relatively unfettered.

Canadian government support measures have been effective in providing a backstop to household and business incomes. The Federal Government has announced that these programs will be adapted to fit ongoing circumstances, and extended to the end of calendar 2020. This provides further support to the economic outlook, although as elsewhere, long-term economic success will require a return to normality in labour markets. As in other jurisdictions, Canada’s economic recovery is expected to be uneven. Some areas, notably real estate activity, are rebounding more strongly than expected. Others, notably the energy sector, face a challenging operating environment, including soft prices and other factors such as uncertainty around longer-term pipeline capacity. Canada also faces the same constraints as other countries in being reliant on a vaccine or effective treatment before physical distancing requirements can be reversed more fully. This, in turn, is expected to limit the speed of recovery going forward.

The Bank of Canada has cut its policy interest rate to its effective lower bound of 0.25% and undertaken a number of liquidity and asset purchase operations, including ongoing purchases of federal and provincial debt securities. These actions have been successful in reducing funding market stresses. Bank of Canada Governor Macklem has stated that the policy interest rate will be held at its current level “until economic slack is absorbed so that the 2 percent inflation target is sustainably achieved.” TD Economics expects policy interest rate increases to commence only in early calendar 2023 and to proceed at a very gradual pace thereafter, reflecting both the scale of the economic shock and the challenges associated with high private debt levels. TD Economics projects that the Canadian dollar will trade in the 74-77 US cents range over the next four calendar quarters.

Significant uncertainty around pandemic developments, government responses, and the economic implications thereof creates a wide range of potential economic outcomes relative to the baseline view. In all jurisdictions, a widespread, rapid increase of COVID-19 infections could prompt a re-imposition of nationwide economic restrictions similar to those that occurred in the spring months. Indeed, recent infection upticks in several major economies may call longer-term economic re-opening plans into question. Such outcomes would further pressure the finances of households and businesses, with negative feedback effects for the economy. Conversely, should one or more effective vaccines become rapidly and broadly available, the medium-term economic outlook should be expected to improve markedly, particularly for certain hard-hit industries. From a longer-term perspective, the pandemic could precipitate or accentuate trends that result in weaker potential economic growth domestically and abroad. These trends include increased geopolitical tensions, isolationism, reduced immigration rates, trade protectionism, and a structural decline in business investment.

THE BANK’S RESPONSE TO COVID-19

The COVID-19 pandemic continues to affect economies and societies around the world. In North America, early action by banks, governments and supervisory agencies has helped ease the financial stress on households and businesses. However, with economic activity resuming only gradually, relief programs remain largely in place, and in some cases have been extended. Similarly, central banks’ quick and comprehensive response has proved effective in stabilizing financial markets, but the magnitude of the shock and slow pace of recovery suggest monetary policy will remain at stimulative levels for some time. TD continues to be actively engaged in the recovery effort, guided by the principles of supporting the well-being of its customers and colleagues and maintaining the Bank’s operational and financial resilience.

Supporting Customers

As jurisdictions across TD’s footprint began to ease physical distancing restrictions this quarter, the Bank re-opened a number of its branches and stores and started to restore hours of service to meet customer needs and align with the directives of government and health authorities. As at July 31, 2020, approximately 75% of Canadian branches and virtually all U.S. stores were open, and the Bank’s network of more than 6,000 ATMs was fully operational. The Bank continues to take precautions to help protect the well-being of its customers and colleagues, including ongoing use of enhanced cleaning and protective equipment, and this quarter, making face coverings mandatory for all colleagues working in TD locations or while visiting customers, clients and vendors, reflecting guidance from public health authorities and TD’s Chief Medical Director.

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While traffic in TD’s branch and store network has increased, customers continue to engage with the Bank across all of its distribution channels, including continued high levels of interaction with the contact centres and online and mobile platforms. TD expanded its advice offerings this quarter with the Canadian launch of the TD Ready Advice hub, the addition of new functionality to TD MySpend, and the introduction of an AI-driven tool to help customers locate information on Bank and government COVID-19 financial assistance programs.

Financial assistance offered by the Bank has included deferral of loan payments, deferred minimum payments on credit card balances, interest reductions, insurance premium deferrals, and premium reductions. The key payment deferral measures are summarized in the table below, which presents the gross loan balance and number of accounts that continue to be in deferral programs as of July 31, 2020. New applications for loan deferrals declined significantly during the third quarter, as did loan balances subject to deferral for most asset classes, reflecting both expiration of shorter-term deferrals and resumption of payments. In addition, the proportion of credit card customers that had their accounts deferred or received interest rate relief under the programs represented less than 2% of outstanding credit card accounts and outstanding balances as at July 31, 2020. TD Insurance has provided relief on approximately 400,000 policies since March, including payment deferrals, rate and mileage reductions and other adjustments.

CANADA

Bank-Led Payment Deferral Programs	As at April 30, 2020			As at July 31, 2020			Deferral Term
	Accounts[1]	$ Billion (CAD)[1]	% of portfolio[2]	Accounts[1]	$ Billion (CAD)[1]	% of portfolio[2]
Real Estate Secured Lending[3]	126,000	$36.0	14%	107,000	$31.4	12%	Up to 6-month payment deferral
Other Consumer Lending[4]	122,000	$3.2	3%	54,000	$1.3	1%	Up to 4-month payment deferral
Small Business Banking and Commercial Lending	12,000	$6.5	8%	13,000	$7.0	8%	Up to 6-month (up to 4-month for Small Business Banking for non-Real Estate Secured Lending secured debt)
[1]	Reflects approximate number of accounts and approximate gross loan balance at the time of payment deferral.
[2]	Reflects gross loan balance at the time of payment deferral as a percentage of the quarterly average loan portfolio balance.
[3]	Includes residential mortgages and amortizing Home Equity Lines of Credit (HELOCs).
[4]	Other Consumer Lending includes credit cards, other personal lending, and auto. The deferral period varies by product.

UNITED STATES

Bank-Led Payment Deferral Programs	As at April 30, 2020			As at July 31, 2020			Deferral Term
	Accounts[1]	$ Billion (USD)[1]	% of portfolio[2]	Accounts[1]	$ Billion (USD)[1]	% of portfolio[2]
Real Estate Secured Lending	7,000	$2.5	7%	7,000	$2.4	6%	3-month minimum forbearance
Other Consumer Lending[3]	226,000	$2.9	7%	46,000	$0.7	2%	Up to 3-month payment deferral
Small Business Banking and Commercial Lending	5,000	$6.5	7%	4,000	$3.0	3%	Up to 6-month payment deferral (up to 3-month for Commercial lending)
[1]	Reflects approximate number of accounts and approximate gross loan balance at the time of payment deferral.
[2]	Reflects gross loan balance at the time of payment deferral as a percentage of the quarterly average loan portfolio balance.
[3]	Other Consumer Lending includes credit cards, other personal lending, and auto. The deferral period varies by product.

In addition to direct financial assistance, the Bank is supporting programs for individuals and businesses introduced by the Canadian and U.S. governments.

Canada Emergency Business Account Program

Under the Canada Emergency Business Account (CEBA) Program, with funding provided by Her Majesty in Right of Canada (the “Government of Canada”) and Export Development Canada (EDC) as the Government of Canada’s agent, the Bank provides loans to its business banking customers. In June 2020, eligibility for the CEBA loan program was expanded to include businesses that did not meet the payroll requirements of the initial program but had other eligible non-deferrable expenses. Under the CEBA Program, eligible businesses receive a $40,000 interest-free loan until December 31, 2022. If $30,000 is repaid on or before December 31, 2022, the remaining amount of the loan is eligible for complete forgiveness. If the loan is not repaid by December 31, 2022, it will be extended for an additional 3-year term bearing an interest rate of 5% per annum. The funding provided to the Bank by the Government of Canada in respect of the CEBA Program represents an obligation to pass-through collections on the CEBA loans and is otherwise non-recourse to the Bank. Accordingly, the Bank is required to remit all collections of principal and interest on the CEBA loans to the Government of Canada but is not required to repay amounts that its customers fail to pay or that have been forgiven. The Bank receives an administration fee to recover the costs to administer the program for the Government of Canada. Loans issued under the program are not recognized on the Bank’s Interim Consolidated Balance Sheet, as the Bank transfers substantially all risks and rewards in respect of the loans to the Government of Canada. As of July 31, 2020, the Bank had provided approximately 169,000 customers (April 30, 2020 – 117,000) with CEBA loans and had funded approximately $6.7 billion (April 30, 2020 – $4.7 billion) in loans under the program.

U.S. Coronavirus Aid, Relief, and Economic Security Act, Paycheck Protection Program

Under the Paycheck Protection Program (PPP) established by the U.S. Coronavirus Aid, Relief, and Economic Security (CARES) Act and implemented by the Small Business Administration (SBA), the Bank provided loans up to US$10 million each to small businesses to assist them in retaining workers, maintaining payroll, and covering other expenses. PPP loans originated before June 5, 2020 have a 2-year term with an option to extend to a 5-year term. PPP loans originated on or after June 5, 2020 have a 5-year term. All PPP loans bear an interest rate of 1% per annum, and are 100% guaranteed by the SBA. The full principal amount of the loan and any accrued interest are eligible for forgiveness if the loan is used for qualifying expenses. The Bank will be paid by the SBA for any portion of the loan that is forgiven. As of July 31, 2020, the Bank had funded approximately 84,000 PPP loans (April 30, 2020 – 28,000). The gross carrying amount of loans originated under the program was approximately US$8.2 billion (April 30, 2020 – US$6.0 billion).

TD BANK GROUP • THIRD QUARTER 2020 • EARNINGS NEWS RELEASE	Page 6

Other Programs

The Bank has been working with federal Crown Corporations, including EDC and the Business Development Bank of Canada (BDC), as well as provincial and state governments and central banks to deliver other guarantee and co-lending programs for the Bank’s clients. In Canada, these programs include the EDC Business Credit Availability Program (BCAP) for small- and medium-sized enterprises, which offers eligible businesses with credit partially guaranteed by EDC, the BDC Co-Lending Program, which provides loans to small- and medium-sized businesses, and the Investissement Québec (IQ) Programme d’action concertée temporaire pour les entreprises (PACTE), which offers eligible businesses in Quebec with credit partially guaranteed by IQ. In the U.S., the Bank is working with the Federal Reserve Bank of Boston to facilitate the Main Street Lending Program for small- and medium-sized businesses. The Bank continues to work with EDC and BDC to launch the EDC BCAP Large Loan and BDC Junior Financing programs for eligible mid-market businesses. In addition, TD is working with Canada’s federal government to facilitate access to the Canada Emergency Response Benefit (CERB) and Canada Emergency Wage Subsidy (CEWS) through Canada Revenue Agency direct deposit.

Supporting Colleagues

With jurisdictions across TD’s footprint slowly proceeding to re-open economies, the Bank continues to have a significant number of colleagues working remotely, with approximately 60,000 TD colleagues working from home as at July 31, 2020. Work from home arrangements are expected to remain in place until at least the end of calendar 2020 as the Bank seeks to provide a safe environment for colleagues who need to be at TD locations to perform their work, while minimizing the strain on health, transit, and other local infrastructure in the community.

For colleagues required to come to a TD or third-party location, a number of measures have been put in place to promote health and safety. These include the enhanced cleaning, physical distancing measures and face covering measures noted above, as well as a new mobile application the Bank introduced this quarter, the TD BoardingPass, to facilitate the daily screening process that is now mandatory for colleagues accessing TD and third-party locations.

Where possible, TD continues to provide colleagues with the flexibility to adapt work schedules and access additional paid leave to meet caregiving demands resulting from the disruption. The Bank has also expanded the suite of health and wellness resources to support colleagues and their families, including virtual healthcare for eligible colleagues in Canada and 24-hour Nurseline and Telemedicine for colleagues in the U.S. In addition, the Bank’s self-serve learning platform, TD Thrive, has been enhanced with new content to support colleagues’ career growth and development.

Maintaining the Bank’s Financial and Operational Resilience

Credit risk continues to be monitored actively across all the Bank’s portfolios. While industry and government financial assistance programs have helped customers manage through the pandemic, the Bank continued to build allowance for credit losses this quarter across all segments, reflecting expectations for a slower pace of economic recovery.

Market risk was well managed in the quarter against a backdrop of reduced volatility, and the Bank’s liquidity and funding positions remained strong, reflecting the Bank’s conservative 90-day liquidity risk management paradigm, pre-funding actions taken in the second quarter and early June, and a stabilization in funding markets and normalization of credit spreads this quarter.

TD’s operations, including the Bank’s technology infrastructure, network capacity, enterprise cloud capabilities and remote access systems, remained stable throughout the quarter, providing continued support for work from home arrangements and a high level of online and mobile customer traffic. Digital adoption and engagement remained high during the quarter, including further growth in self-serve financial transactions and increased take-up of TD’s enhanced digital advice offerings.

The Bank continues to evaluate its preparedness for a more sustained period of stress, refine its downturn readiness procedures and develop its medium- and long-term plans, including for various ‘return to the workplace’ scenarios.

Response from Regulators and Central Banks

Globally, governments, regulators and central banks continued to maintain accommodative policy settings in the quarter, including maintaining adjustments to regulatory requirements to build resilience of federally regulated financial institutions and improve the stability of the Canadian financial system and economy, and continuing to make available asset purchase and lending programs to support market liquidity.

For additional information on OSFI’s capital measures, refer to the “OSFI’s Capital Requirements under Basel III” and “Future Regulatory Capital Developments” sections of the “Capital Position” section of this document. For additional information on OSFI’s liquidity measures, refer to the “Regulatory Developments Concerning Liquidity and Funding” section of the “Managing Risk” section of this document.

Impact on Current Quarter Financial Performance

The COVID-19 pandemic has profoundly altered the economic landscape and continues to have a significant impact on TD’s financial performance. Provisions for credit losses remain elevated this quarter, principally owing to the uncertain economic outlook. The Bank experienced further margin pressure from the low interest rate environment, as well as weaker non-interest income in the retail banking businesses reflecting reduced customer spending and payment activity. Loan and deposit volumes continued to grow, partly reflecting the impact of government financial assistance programs. Capital markets and wealth direct investing revenues were stronger, in response to heightened market activity.

TD BANK GROUP • THIRD QUARTER 2020 • EARNINGS NEWS RELEASE	Page 7

HOW THE BANK REPORTS

The Bank prepares its Interim Consolidated Financial Statements in accordance with IFRS, the current GAAP, and refers to results prepared in accordance with IFRS as “reported” results. The Bank also utilizes non-GAAP financial measures referred to as “adjusted” results to assess each of its businesses and to measure the Bank’s overall performance. To arrive at adjusted results, the Bank removes “items of note”, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. The items of note are disclosed in Table 3. As explained, adjusted results differ from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

The Bank’s U.S. strategic cards portfolio comprises agreements with certain U.S. retailers pursuant to which TD is the U.S. issuer of private label and co-branded consumer credit cards to their U.S. customers. Under the terms of the individual agreements, the Bank and the retailers share in the profits generated by the relevant portfolios after credit losses. Under IFRS, TD is required to present the gross amount of revenue and PCL related to these portfolios in the Bank’s Interim Consolidated Statement of Income. At the segment level, the retailer program partners’ share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners’ net share) recorded in Non-interest expenses, resulting in no impact to Corporate reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to TD under the agreements.

The following table provides the operating results on a reported basis for the Bank.

TABLE 2:  OPERATING RESULTS – Reported

(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31 2020	April 30 2020	July 31 2019	July 31 2020	July 31 2019
Net interest income	$6,483	$6,460	$6,024	$19,244	$17,756

Non-interest income	4,182	4,068	4,475	12,558	12,969
Total revenue	10,665	10,528	10,499	31,802	30,725
Provision for credit losses	2,188	3,218	655	6,325	2,138
Insurance claims and related expenses	805	671	712	2,256	2,082

Non-interest expenses	5,307	5,121	5,374	15,895	16,477
Income before income taxes and equity in net income of an investment in TD Ameritrade	2,365	1,518	3,758	7,326	10,028
Provision for income taxes	445	250	813	1,354	2,089

Equity in net income of an investment in TD Ameritrade	328	247	303	780	891
Net income – reported	2,248	1,515	3,248	6,752	8,830

Preferred dividends	68	68	62	203	184
Net income available to common shareholders and non-controlling interests in subsidiaries	$2,180	$1,447	$3,186	$6,549	$8,646
Attributable to:
Common shareholders	$2,180	$1,447	$3,186	$6,549	$8,628
Non-controlling interests	–	–	–	–	18

TD BANK GROUP • THIRD QUARTER 2020 • EARNINGS NEWS RELEASE	Page 8

The following table provides a reconciliation between the Bank’s adjusted and reported results.

TABLE 3:  NON-GAAP FINANCIAL MEASURES – Reconciliation of Adjusted to Reported Net Income

(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31 2020	April 30 2020	July 31 2019	July 31 2020	July 31 2019
Operating results – adjusted
Net interest income	$6,483	$6,460	$6,024	$19,244	$17,756

Non-interest income	4,182	4,068	4,475	12,558	12,969
Total revenue	10,665	10,528	10,499	31,802	30,725
Provision for credit losses	2,188	3,218	655	6,325	2,138
Insurance claims and related expenses	805	671	712	2,256	2,082

Non-interest expenses[1]	5,244	5,051	5,298	15,692	15,622
Income before income taxes and equity in net income of an investment in TD Ameritrade	2,428	1,588	3,834	7,529	10,883
Provision for income taxes	454	260	824	1,384	2,289

Equity in net income of an investment in TD Ameritrade[2]	353	271	328	853	963
Net income – adjusted	2,327	1,599	3,338	6,998	9,557

Preferred dividends	68	68	62	203	184
Net income available to common shareholders and non-controlling interests in subsidiaries – adjusted	2,259	1,531	3,276	6,795	9,373
Attributable to:

Non-controlling interests in subsidiaries, net of income taxes	–	–	–	–	18
Net income available to common shareholders – adjusted	2,259	1,531	3,276	6,795	9,355
Pre-tax adjustments for items of note
Amortization of intangibles[3]	(63)	(68)	(75)	(201)	(233)
Charges related to the long-term loyalty agreement with Air Canada[4]	–	–	–	–	(607)
Charges associated with the acquisition of Greystone[5]	(25)	(26)	(26)	(75)	(87)
Less: Impact of income taxes
Amortization of intangibles	(9)	(9)	(11)	(29)	(36)
Charges related to the long-term loyalty agreement with Air Canada	–	–	–	–	(161)
Charges associated with the acquisition of Greystone	–	(1)	–	(1)	(3)
Total adjustments for items of note	(79)	(84)	(90)	(246)	(727)
Net income available to common shareholders – reported	$2,180	$1,447	$3,186	$6,549	$8,628

[1]

Adjusted Non-interest expenses exclude the following items of note: Amortization of intangibles, as explained in footnote 3 – third quarter 2020 – $38 million, second quarter 2020 – $44 million, first quarter 2020 – $46 million, third quarter 2019 – $50 million, second quarter 2019 – $55 million, first quarter 2019 – $56 million; these amounts were reported in the Corporate segment. Charges related to the long-term loyalty agreement with Air Canada, as explained in footnote 4 – first quarter 2019 – $607 million; this amount was reported in the Canadian Retail segment. Charges associated with the acquisition of Greystone, as explained in footnote 5 – third quarter 2020 – $25 million, second quarter 2020 – $26 million, first quarter 2020 – $24 million, third quarter 2019 – $26 million, second quarter 2019 – $30 million, first quarter 2019 – $31 million; this amount was reported in the Canadian Retail segment.

[2]

Adjusted Equity in net income of an investment in TD Ameritrade Holding Corporation (TD Ameritrade) excludes the following items of note: Amortization of intangibles, as explained in footnote 3 – third quarter 2020 – $25 million, second quarter 2020 – $24 million, first quarter 2020 – $24 million, third quarter 2019 – $25 million, second quarter 2019 – $23 million, first quarter 2019 – $24 million. The earnings impact of this item was reported in the Corporate segment.

[3]

Amortization of intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after-tax amounts for amortization of intangibles relating to the Equity in net income of the investment in TD Ameritrade. Although the amortization of software and asset servicing rights are recorded in amortization of intangibles, they are not included for purposes of the items of note.

[4]

On January 10, 2019, the Bank’s long-term loyalty program agreement with Air Canada became effective in conjunction with Air Canada completing its acquisition of Aimia Canada Inc., which operates the Aeroplan loyalty business (the “Transaction”). In connection with the Transaction, the Bank recognized an expense of $607 million ($446 million after-tax) in the Canadian Retail segment.

[5]

On November 1, 2018, the Bank acquired Greystone Capital Management Inc., the parent company of Greystone Managed Investments Inc. (“Greystone”). The Bank incurred acquisition-related charges including compensation to employee shareholders issued in common shares in respect of the purchase price, direct transaction costs, and certain other acquisition-related costs. These amounts have been recorded as an adjustment to net income and were reported in the Canadian Retail segment.

TABLE 4:  RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE (EPS)1

(Canadian dollars)	For the three months ended			For the nine months ended
	July 31 2020	April 30 2020	July 31 2019	July 31 2020	July 31 2019
Basic earnings per share – reported	$1.21	$0.80	$1.75	$3.63	$4.72

Adjustments for items of note[2]	0.04	0.05	0.04	0.13	0.40
Basic earnings per share – adjusted	$1.25	$0.85	$1.79	$3.76	$5.12

Diluted earnings per share – reported	$1.21	$0.80	$1.74	$3.62	$4.71

Adjustments for items of note[2]	0.04	0.05	0.05	0.14	0.40
Diluted earnings per share – adjusted	$1.25	$0.85	$1.79	$3.76	$5.11

[1]	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
[2]	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

Return on Common Equity

The Bank’s methodology for allocating capital to its business segments is aligned with the common equity capital requirements under Basel III. Capital allocated to the business segments was decreased to 9% Common Equity Tier 1 (CET1) Capital effective the second quarter of 2020 compared with 10.5% in the first quarter of 2020, and 10% in fiscal 2019.

Adjusted ROE is adjusted net income available to common shareholders as a percentage of average common equity.

Adjusted ROE is a non-GAAP financial measure as it is not a defined term under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TD BANK GROUP • THIRD QUARTER 2020 • EARNINGS NEWS RELEASE	Page 9

TABLE 5:   RETURN ON COMMON EQUITY

(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31 2020	April 30 2020	July 31 2019	July 31 2020	July 31 2019

Average common equity	$86,794	$85,603	$80,160	$84,677	$77,773
Net income available to common shareholders – reported	2,180	1,447	3,186	6,549	8,628

Items of note, net of income taxes[1]	79	84	90	246	727
Net income available to common shareholders – adjusted	$2,259	$1,531	$3,276	$6,795	$9,355
Return on common equity – reported	10.0%	6.9%	15.8%	10.3%	14.8%
Return on common equity – adjusted	10.4	7.3	16.2	10.7	16.1

[1]	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

Return on Tangible Common Equity

Tangible common equity (TCE) is calculated as common shareholders’ equity less goodwill, imputed goodwill and intangibles on an investment in TD Ameritrade and other acquired intangible assets, net of related deferred tax liabilities. ROTCE is calculated as reported net income available to common shareholders after adjusting for the after-tax amortization of acquired intangibles, which are treated as an item of note, as a percentage of average TCE. Adjusted ROTCE is calculated using reported net income available to common shareholders, adjusted for items of note, as a percentage of average TCE. Adjusted ROTCE provides a useful measure of the performance of the Bank’s income producing assets, independent of whether they were acquired or developed internally. TCE, ROTCE, and adjusted ROTCE are each non-GAAP financial measures and are not defined terms under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 6:  RETURN ON TANGIBLE COMMON EQUITY

(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31 2020	April 30 2020	July 31 2019	July 31 2020	July 31 2019

Average common equity	$86,794	$85,603	$80,160	$84,677	$77,773
Average goodwill	17,534	17,531	17,123	17,327	17,073
Average imputed goodwill and intangibles on an investment in TD Ameritrade	4,184	4,217	4,145	4,158	4,153
Average other acquired intangibles[1]	492	531	666	529	680

Average related deferred tax liabilities	(264)	(265)	(272)	(263)	(259)
Average tangible common equity	64,848	63,589	58,498	62,926	56,126
Net income available to common shareholders – reported	2,180	1,447	3,186	6,549	8,628

Amortization of acquired intangibles, net of income taxes[2]	54	59	64	172	197
Net income available to common shareholders after adjusting for after-tax amortization of acquired intangibles	2,234	1,506	3,250	6,721	8,825

Other items of note, net of income taxes[2]	25	25	26	74	530
Net income available to common shareholders – adjusted	$2,259	$1,531	$3,276	$6,795	$9,355
Return on tangible common equity	13.7%	9.6%	22.0%	14.3%	21.0%
Return on tangible common equity – adjusted	13.9	9.8	22.2	14.4	22.3

[1]	Excludes intangibles relating to software and asset servicing rights.
[2]	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

SIGNIFICANT EVENTS AND PENDING TRANSACTIONS

TD Ameritrade Holding Corporation and The Charles Schwab Corporation

On November 25, 2019, the Bank announced its support for the acquisition of TD Ameritrade, of which the Bank is a major shareholder, by The Charles Schwab Corporation, through a definitive agreement announced by those companies. The transaction is expected to close in the second half of calendar 2020, subject to all applicable closing conditions having been satisfied. Refer to the “Financial Results Overview – Significant and Subsequent Events, and Pending Transactions” section of the Bank’s 2019 MD&A for a discussion of the announced transaction.

TD BANK GROUP • THIRD QUARTER 2020 • EARNINGS NEWS RELEASE	Page 10

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the personal and commercial banking, wealth, and insurance businesses; U.S. Retail, which includes the results of the personal and business banking operations, wealth management services, and the Bank’s investment in TD Ameritrade; and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment.

Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. Where applicable, the Bank measures and evaluates the performance of each segment based on adjusted results and ROE, and for those segments, the Bank indicates that the measure is adjusted. For further details, refer to the “How the Bank Reports” section of this document including the Bank’s response to COVID-19, the “Business Focus” section in the Bank’s 2019 MD&A, and Note 29 Segmented Information of the Bank’s Consolidated Financial Statements for the year ended October 31, 2019. For information concerning the Bank’s measure of ROE, which is a non-GAAP financial measure, refer to the “How We Performed” section of this document.

PCL related to performing (Stage 1 and Stage 2) and impaired (Stage 3) financial assets, loan commitments, and financial guarantees is recorded within the respective segment.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including certain dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking’s results are reversed in the Corporate segment. The TEB adjustment for the quarter was $47 million, compared with $30 million in the prior quarter and $37 million in the third quarter last year.

TABLE 7:  CANADIAN RETAIL

(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31 2020	April 30 2020	July 31 2019	July 31 2020	July 31 2019
Net interest income	$2,910	$3,002	$3,122	$9,079	$9,176

Non-interest income	3,116	3,021	3,024	9,225	8,917
Total revenue	6,026	6,023	6,146	18,304	18,093
Provision for credit losses – impaired	372	365	282	1,057	802

Provision for credit losses – performing	579	788	34	1,438	104
Total provision for credit losses	951	1,153	316	2,495	906
Insurance claims and related expenses	805	671	712	2,256	2,082
Non-interest expenses – reported	2,533	2,588	2,533	7,757	8,098
Non-interest expenses – adjusted[1]	2,508	2,562	2,507	7,682	7,404
Provision for (recovery of) income taxes – reported	474	439	695	1,572	1,889

Provision for (recovery of) income taxes – adjusted[1]	474	440	695	1,573	2,053
Net income – reported	1,263	1,172	1,890	4,224	5,118
Net income – adjusted[1]	$1,288	$1,197	$1,916	$4,298	$5,648

Selected volumes and ratios
Return on common equity – reported[2]	28.3%	27.2%	41.7%	31.0%	38.8%
Return on common equity – adjusted[1,2]	28.8	27.8	42.2	31.5	42.9
Net interest margin (including on securitized assets)	2.68	2.83	2.96	2.82	2.96
Efficiency ratio – reported	42.0	43.0	41.2	42.4	44.8

Efficiency ratio – adjusted	41.6	42.5	40.8	42.0	40.9
Assets under administration (billions of Canadian dollars)	$434	$406	$419	$434	$419

Assets under management (billions of Canadian dollars)	366	346	350	366	350
Number of Canadian retail branches	1,087	1,087	1,097	1,087	1,097

Average number of full-time equivalent staff	40,652	40,712	41,583	40,921	40,695

[1]

Adjusted non-interest expenses exclude the following items of note: Charges related to the long-term loyalty agreement with Air Canada in the first quarter 2019 – $607 million ($446 million after-tax); and charges associated with the acquisition of Greystone in the third quarter 2020 – $25 million ($25 million after-tax), second quarter 2020 – $26 million ($25 million after-tax), first quarter 2020 – $24 million ($24 million after-tax), third quarter 2019 – $26 million ($26 million after-tax), second quarter 2019 – $30 million ($28 million after-tax), and the first quarter 2019 – $31 million ($30 million after-tax). For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

[2]	Capital allocated to the business segment was decreased to 9% CET1 effective the second quarter of 2020 compared with 10.5% in the first quarter of 2020, and 10% in fiscal 2019.

Quarterly comparison – Q3 2020 vs. Q3 2019

Canadian Retail reported net income for the quarter was $1,263 million, a decrease of $627 million, or 33%, compared with the third quarter last year, reflecting higher PCL, lower revenue, and higher insurance claims. On an adjusted basis, net income for the quarter was $1,288 million, a decrease of $628 million, or 33%. The reported and adjusted annualized ROE for the quarter was 28.3% and 28.8%, respectively, compared with 41.7% and 42.2%, respectively, in the third quarter last year.

Canadian Retail revenue is derived from the personal and commercial banking, wealth, and insurance businesses. Revenue for the quarter was $6,026 million, a decrease of $120 million, or 2%, compared with the third quarter last year.

Net interest income was $2,910 million, a decrease of $212 million, or 7%, compared with the third quarter last year, reflecting lower margins, partially offset by volume growth. Average loan volumes increased $13 billion, or 3%, reflecting 2% growth in personal loans and 7% growth in business loans. Average deposit volumes increased $59 billion, or 18%, reflecting 14% growth in personal deposits, 20% growth in business deposits, and 36% growth in wealth deposits. Net interest margin was 2.68%, a decrease of 28 basis points (bps), reflecting lower interest rates.

Non-interest income was $3,116 million, an increase of $92 million, or 3%, reflecting higher transaction and fee-based revenue in the wealth business, higher insurance premiums, and a $47 million increase in the fair value of investments supporting claims liabilities which resulted in a similar increase to insurance claims, partially offset by lower fee income reflecting reduced customer activity, particularly in the credit cards business.

Assets under administration (AUA) were $434 billion as at July 31, 2020, an increase of $15 billion, or 4%, compared with the third quarter last year, reflecting new asset growth. Assets under management (AUM) were $366 billion as at July 31, 2020, an increase of $16 billion, or 5%, compared with the third quarter last year, reflecting market appreciation.

PCL was $951 million, an increase of $635 million, compared with the third quarter last year. PCL – impaired for the quarter was $372 million, an increase of $90 million, or 32%, reflecting higher provisions in the commercial and consumer lending portfolios. PCL – performing was $579 million, compared with $34 million last year primarily related to a significant deterioration in the economic outlook, including the impact of credit migration, with the increase reflected in the commercial and consumer lending portfolios. Total PCL as an annualized percentage of credit volume was 0.86%, an increase of 57 bps.

TD BANK GROUP • THIRD QUARTER 2020 • EARNINGS NEWS RELEASE	Page 11

Insurance claims and related expenses for the quarter were $805 million, an increase of $93 million, or 13%, compared with the third quarter last year. The increase reflects less favourable prior years’ claims development, higher severe weather-related events and a $37 million increase in the fair value of investments supporting claims liabilities which resulted in a similar increase to non-interest income, partially offset by more favourable current year claims.

Reported non-interest expenses for the quarter were $2,533 million, flat compared with the third quarter last year. On an adjusted basis, non-interest expenses were $2,508 million, relatively flat compared with the third quarter last year.

The reported and adjusted efficiency ratios for the quarter were 42.0% and 41.6%, respectively, compared with 41.2% and 40.8%, respectively, in the third quarter last year.

Quarterly comparison – Q3 2020 vs. Q2 2020

Canadian Retail reported net income for the quarter increased $91 million, or 8%, compared with the prior quarter, reflecting lower PCL and lower non-interest expenses, partially offset by higher insurance claims. On an adjusted basis, net income increased $91 million, or 8%. The reported and adjusted annualized ROE for the quarter was 28.3% and 28.8%, respectively, compared with 27.2% and 27.8%, respectively, in the prior quarter.

Revenue increased $3 million, compared with the prior quarter. Net interest income decreased $92 million, or 3%, reflecting lower margins, partially offset by volume growth and the effect of more days in the third quarter. Average loan volumes were flat with further declines in credit card and unsecured lending balances, offset by continued growth in residential mortgages. Average deposit volumes increased $31 billion, or 9%, reflecting 7% growth in personal deposits, 11% growth in wealth deposits, and 11% growth in business deposits. Net interest margin was 2.68%, a decrease of 15 bps, reflecting lower interest rates.

Non-interest income increased $95 million, or 3%, reflecting higher Wealth and Insurance business revenues, partially offset by lower fee income reflecting reduced customer activity, particularly in the credit cards business.

AUA increased $28 billion, or 7%, and AUM increased $20 billion, or 6%, compared with the prior quarter, reflecting market appreciation and new asset growth.

PCL decreased $202 million, or 18%, compared with the prior quarter. PCL – impaired increased by $7 million, compared with the prior quarter. PCL – performing was $579 million, a decrease of $209 million, reflecting a smaller increase to the performing allowance for credit losses this quarter, partially offset by a current quarter change related to staging sensitivity in the consumer lending portfolios. Total PCL as an annualized percentage of credit volume was 0.86%, a decrease of 21 bps.

Insurance claims and related expenses for the quarter increased $134 million, or 20%, compared with the prior quarter. The increase reflects higher claims from severe weather-related events, less favourable prior years’ claims development and a $52 million increase in the fair value of investments supporting claims liabilities which resulted in a similar increase to non-interest income, partially offset by more favourable current year claims.

Reported non-interest expenses decreased $55 million, or 2%, reflecting increase due to extra compensation for front line distribution and additional branch cleaning and security costs, offset by reduction in professional fees and other discretionary spend. On an adjusted basis, non-interest expenses decreased $54 million, or 2%, compared to the prior quarter.

The reported and adjusted efficiency ratios for the quarter were 42.0% and 41.6%, respectively, compared with 43.0% and 42.5%, respectively, in the prior quarter.

Year-to-date comparison – Q3 2020 vs. Q3 2019

Canadian Retail reported net income for the nine months ended July 31, 2020, was $4,224 million, a decrease of $894 million, or 17%. The decrease in earnings reflects higher PCL and insurance claims, partially offset by charges related to the agreement with Air Canada and the acquisition of Greystone in the prior year, and revenue growth. On an adjusted basis, net income for the period was $4,298 million, a decrease of $1,350 million, or 24%. The reported and adjusted annualized ROE for the period was 31.0% and 31.5%, respectively, compared with 38.8% and 42.9%, respectively, in the same period last year.

Revenue for the period was $18,304 million, an increase of $211 million, or 1%, compared with same period last year. Net interest income decreased $97 million, or 1%, reflecting lower margins, partially offset by volume growth and an additional calendar day this period. Average loan volumes increased $17 billion, or 4%, reflecting 3% growth in personal loans and 8% growth in business loans. Average deposit volumes increased $39 billion, or 12%, reflecting 10% growth in personal deposits, 12% growth in business deposits, and 22% growth in wealth deposits. Net interest margin was 2.82%, a decrease of 14 bps, reflecting lower interest rates.

Non-interest income increased $308 million, or 3%, reflecting higher transaction and fee-based revenue in the wealth business and strong premium growth on new customer acquisition in the insurance business, partially offset by lower fee income reflecting reduced customer activity, particularly in the credit cards business.

PCL was $2,495 million, an increase of $1,589 million. PCL – impaired was $1,057 million, an increase of $255 million, or 32%, reflecting higher provisions in the commercial and consumer lending portfolios, and volume growth. PCL – performing was $1,438 million, compared to $104 million for the same period last year, primarily related to a significant deterioration in the economic outlook, including the impact of credit migration, with the increase reflected in the commercial and consumer lending portfolios. Total PCL as an annualized percentage of credit volume was 0.76%, an increase of 47 bps.

Insurance claims and related expenses were $2,256 million, an increase of $174 million, or 8%. The increase reflects higher severe weather-related events and less favourable prior years’ claims development, partially offset by more favourable current year claims and a decrease in the fair value of investments supporting claims liabilities.

Reported non-interest expenses were $7,757 million, a decrease of $341 million, or 4%, compared with the same period last year. The decrease primarily reflects prior year charges related to the agreement with Air Canada. On an adjusted basis, non-interest expenses were $7,682 million, an increase of $278 million, or 4%, reflecting higher spend supporting business growth including investment in front-line staff, volume-driven expenses, and changes in pension costs.

The reported and adjusted efficiency ratios for the period were 42.4% and 42.0%, respectively, compared with 44.8% and 40.9%, respectively, for the same period last year.

TD BANK GROUP • THIRD QUARTER 2020 • EARNINGS NEWS RELEASE	Page 12

TABLE 8:  U.S. RETAIL

(millions of dollars, except as noted)	For the three months ended			For the nine months ended
Canadian Dollars	July 31 2020	April 30 2020	July 31 2019	July 31 2020	July 31 2019
Net interest income	$2,256	$2,311	$2,241	$6,763	$6,719

Non-interest income	595	491	745	1,792	2,123
Total revenue	2,851	2,802	2,986	8,555	8,842
Provision for credit losses – impaired	290	287	184	850	668

Provision for credit losses – performing	607	850	71	1,503	119
Total provision for credit losses	897	1,137	255	2,353	787
Non-interest expenses	1,646	1,680	1,604	4,919	4,742

Provision for (recovery of) income taxes	(48)	(117)	134	(120)	386
U.S. Retail Bank net income	356	102	993	1,403	2,927
Equity in net income of an investment in TD Ameritrade[1]	317	234	294	752	863
Net income	$673	$336	$1,287	$2,155	$3,790

U.S. Dollars
Net interest income	$1,648	$1,679	$1,686	$4,995	$5,050

Non-interest income	437	358	561	1,331	1,596
Total revenue	2,085	2,037	2,247	6,326	6,646
Provision for credit losses – impaired	211	208	138	627	502

Provision for credit losses – performing	444	606	53	1,085	89
Total provision for credit losses	655	814	191	1,712	591
Non-interest expenses	1,205	1,218	1,208	3,633	3,565

Provision for (recovery of) income taxes	(35)	(82)	101	(83)	290
U.S. Retail Bank net income	260	87	747	1,064	2,200

Equity in net income of an investment in TD Ameritrade[1]	230	174	220	556	650
Net income	$490	$261	$967	$1,620	$2,850

Selected volumes and ratios
Return on common equity[2]	6.7%	3.7%	12.9%	7.3%	12.9%
Net interest margin[3]	2.50	2.93	3.27	2.83	3.36

Efficiency ratio	57.8	59.8	53.8	57.4	53.6
Assets under administration (billions of U.S. dollars)	$23	$21	$20	$23	$20

Assets under management (billions of U.S. dollars)	40	38	43	40	43
Number of U.S. retail stores	1,220	1,220	1,238	1,220	1,238

Average number of full-time equivalent staff	26,408	26,389	26,590	26,353	26,729

[1]	The after-tax amounts for amortization of intangibles relating to the Equity in net income of the investment in TD Ameritrade is recorded in the Corporate segment with other acquired intangibles.
[2]	Capital allocated to the business segment was decreased to 9% CET1 effective the second quarter of 2020 compared with 10.5% in the first quarter of 2020, and 10% in fiscal 2019.
[3]

Net interest margin excludes the impact related to the TD Ameritrade insured deposit accounts and the impact of intercompany deposits and cash collateral. In addition, the value of tax-exempt interest income is adjusted to its equivalent before-tax value.

Quarterly comparison – Q3 2020 vs. Q3 2019

U.S. Retail net income for the quarter was $673 million (US$490 million), a decrease of $614 million (US$477 million), or 48% (49% in U.S. dollars), compared with the third quarter last year. The annualized ROE for the quarter was 6.7%, compared with 12.9%, in the third quarter last year.

U.S. Retail net income includes contributions from the U.S. Retail Bank and the Bank’s investment in TD Ameritrade. Net income for the quarter from the U.S. Retail Bank and the Bank’s investment in TD Ameritrade were $356 million (US$260 million) and $317 million (US$230 million), respectively.

The contribution from TD Ameritrade was US$230 million, an increase of US$10 million, or 5%, compared with the third quarter last year, primarily reflecting higher trading volumes, partially offset by reduced trading commissions, lower asset-based revenue, and higher operating expenses.

U.S. Retail Bank net income of US$260 million for the quarter decreased US$487 million, or 65%, reflecting higher PCL and lower revenue.

U.S. Retail Bank revenue is derived from the personal and business banking and wealth management businesses. Revenue for the quarter was US$2,085 million, a decrease of US$162 million, or 7%, compared with the third quarter last year. Net interest income decreased US$38 million, as lower deposit margins were partially offset by growth in loan and deposit volumes. Net interest margin was 2.50%, a decrease of 77 bps, primarily reflecting lower deposit margins and higher cash and deposit balances. Non-interest income decreased US$124 million, or 22%, primarily reflecting lower deposit and credit card fees as a result of higher deposit balances and reduced customer activity.

Average loan volumes increased US$17 billion, or 11%, compared with the third quarter last year. Personal and business loans increased 6% and 15%, respectively, with the increase in business loans reflecting increased draws on commercial lines of credit and originations under the SBA PPP. Average deposit volumes increased US$77 billion, or 29%, reflecting a 38% increase in business deposits, a 37% increase in sweep deposits, and a 14% increase in personal deposits.

AUA were US$23 billion as at July 31, 2020, an increase of US$3 billion, or 13%, compared with the third quarter last year, reflecting growth in private banking volumes. AUM were US$40 billion as at July 31, 2020, a decrease of US$3 billion, or 7%, compared with the third quarter last year, reflecting net outflows.

PCL for the quarter was US$655 million, an increase of US$464 million, compared with the third quarter last year. PCL – impaired was US$211 million, an increase of US$73 million, or 53%, primarily reflecting higher provisions in the consumer lending portfolios. PCL – performing was US$444 million, an increase of US$391 million compared to the third quarter last year, primarily related to a significant deterioration in the economic outlook, including the impact of credit migration, with the increase largely reflected in the commercial lending portfolios. U.S. Retail PCL including only the Bank’s contractual portion of credit losses in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was 1.51%, an increase of 103 bps, compared with the third quarter last year.

Non-interest expenses for the quarter were US$1,205 million, a decrease of US$3 million, compared with the third quarter last year, reflecting productivity savings, partially offset by higher legal provisions and costs to support government programs.

The efficiency ratio for the quarter was 57.8%, compared with 53.8%, in the third quarter last year.

Quarterly comparison – Q3 2020 vs. Q2 2020

U.S. Retail net income of $673 million (US$490 million) increased $337 million (US$229 million), compared with the prior quarter. The annualized ROE for the quarter was 6.7%, compared with 3.7% in the prior quarter.

The contribution from TD Ameritrade increased US$56 million, or 32%, compared with the prior quarter, primarily reflecting higher trading volumes, partially offset by lower asset-based revenue and reduced trading commissions.

TD BANK GROUP • THIRD QUARTER 2020 • EARNINGS NEWS RELEASE	Page 13

U.S. Retail Bank net income for the quarter was US$260 million, an increase of US$173 million, compared with the prior quarter, reflecting lower PCL and higher non-interest income.

Revenue for the quarter increased US$48 million, or 2%, compared with the prior quarter. Net interest income decreased US$31 million, or 2%, as lower deposit margins were partially offset by growth in loan and deposit volumes. Net interest margin was 2.50%, a decrease of 43 bps, primarily reflecting lower deposit margins and higher cash and deposit balances. Non-interest income increased US$79 million, or 22%, primarily reflecting higher valuation of certain investments, partially offset by lower deposit and credit card fees as a result of higher deposit balances and reduced customer activity.

Average loan volumes increased US$9 billion, or 5%, compared with the prior quarter. Business loans increased 10%, reflecting originations under the SBA PPP. Average deposit volumes increased US$37 billion, or 12%, reflecting a 21% increase in business deposits, a 9% increase in sweep deposits, and an 8% increase in personal deposits.

AUA were US$23 billion as at July 31, 2020, an increase of US$2 billion, or 7%, compared with the prior quarter, primarily reflecting market appreciation and growth in private banking volumes. AUM were US$40 billion as at July 31, 2020, an increase of US$2 billion, or 6%, compared with the prior quarter, reflecting market appreciation.

PCL for the quarter decreased US$159 million, compared with the prior quarter. PCL – impaired increased US$3 million, compared to the prior quarter. PCL – performing was US$444 million, a decrease of US$162 million, reflecting a smaller increase to the performing allowance for credit losses this quarter. Performing provisions in the current quarter were largely recorded in the commercial lending portfolio. U.S. Retail PCL including only the Bank’s contractual portion of credit losses in the U.S. strategic cards portfolio, as an annualized percentage of credit volume, was 1.51%, or a decrease of 52 bps.

Non-interest expenses for the quarter were US$1,205 million, a decrease of US$13 million, or 1%, primarily reflecting a prior quarter increase in legal provisions, partially offset by the timing of certain expenses across quarters.

Income taxes reflect a recovery of US$35 million, compared to a recovery of US$82 million in the prior quarter, a decrease of US$47 million, or 57%, primarily reflecting higher pre-tax income, partially offset by higher provisions related to changes in tax law in the prior quarter.

The efficiency ratio for the quarter was 57.8%, compared with 59.8% in the prior quarter.

Year-to-date comparison – Q3 2020 vs. Q3 2019,

U.S. Retail net income for the nine months ended July 31, 2020, was $2,155 million (US$1,620 million), a decrease of $1,635 million (US$1,230 million), or 43% (43% in U.S. dollars), compared with the same period last year. The annualized ROE for the period was 7.3%, compared with 12.9%, in the same period last year.

Net income for the period from the U.S. Retail Bank and the Bank’s investment in TD Ameritrade was $1,403 million (US$1,064 million) and $752 million (US$556 million), respectively.

The contribution from TD Ameritrade was US$556 million, a decrease of US$94 million, or 14%, compared with the same period last year, primarily reflecting reduced trading commissions, lower asset-based revenue, and higher operating expenses, partially offset by higher trading volumes.

U.S. Retail Bank net income for the period was US$1,064 million, a decrease of US$1,136 million, or 52%, compared with the same period last year, primarily reflecting higher PCL and lower revenue, partially offset by lower taxes.

Revenue for the period was US$6,326 million, a decrease of US$320 million, or 5%, compared with same period last year. Net interest income decreased US$55 million, or 1%, as lower deposit margins were partially offset by growth in loan and deposit volumes. Net interest margin was 2.83%, a decrease of 53 bps, primarily reflecting lower deposit margins and higher cash and deposit balances. Non-interest income decreased US$265 million, or 17%, reflecting lower deposit and credit card fees as a result of higher deposit balances and reduced customer activity, and valuation of certain investments.

Average loan volumes increased US$12 billion, or 7%, compared with the same period last year, reflecting growth of 7% in both personal and business loans. Average deposit volumes increased US$44 billion, or 16%, reflecting a 21% increase in sweep deposits, a 21% increase in business deposits, and an 8% increase in personal deposit deposits.

PCL was US$1,712 million, an increase of US$1,121 million, compared with the same period last year. PCL – impaired was US$627 million, an increase of US$125 million, or 25%, primarily reflecting higher provisions in the consumer lending portfolios. PCL – performing was US$1,085 million, an increase of US$996 million compared to the same period last year, primarily related to a significant deterioration in the economic outlook, including the impact of credit migration, with the increase reflected across the commercial, credit card, and auto lending portfolios. U.S. Retail PCL including only the Bank’s contractual portion of credit losses in the U.S. strategic cards portfolio, as an annualized percentage of credit volume, was 1.40%, an increase of 89 bps.

Non-interest expenses for the period were US$3,633 million, an increase of US$68 million, or 2%, compared with the same period last year, reflecting increases in legal provisions and costs to support customers and employees during the pandemic, partially offset by productivity savings and a reduction in operating expenses reflecting the adoption of IFRS 16.

Income taxes reflect a recovery of US$83 million, compared to a provision of US$290 million in the same period last year, a decrease of US$373 million, primarily reflecting lower pre-tax income and changes to the estimated liability for uncertain tax positions, partially offset by higher provisions related to changes in tax law.

The efficiency ratio for the period was 57.4%, compared with 53.6%, for the same period last year.

TD BANK GROUP • THIRD QUARTER 2020 • EARNINGS NEWS RELEASE	Page 14

TABLE 9:  WHOLESALE BANKING

(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31 2020	April 30 2020	July 31 2019	July 31 2020	July 31 2019
Net interest income (TEB)	$531	$493	$198	$1,381	$633

Non-interest income	866	768	716	2,323	1,750
Total revenue	1,397	1,261	914	3,704	2,383
Provision for (recovery of) credit losses – impaired	52	194	12	298	12

Provision for (recovery of) credit losses – performing	71	180	(11)	216	(9)
Total provision for (recovery of) credit losses	123	374	1	514	3
Non-interest expenses	669	616	594	1,937	1,793

Provision for (recovery of) income taxes (TEB)	163	62	75	321	139
Net income (loss)	$442	$209	$244	$932	$448

Selected volumes and ratios
Trading-related revenue (TEB)	$942	$625	$500	$2,179	$1,162
Average gross lending portfolio (billions of Canadian dollars)[1]	69.4	65.5	49.6	63.3	48.8
Return on common equity[2]	19.7%	10.4%	13.4%	14.9%	8.2%

Efficiency ratio	47.9	48.9	65.0	52.3	75.2

Average number of full-time equivalent staff	4,632	4,549	4,594	4,566	4,525

[1]	Includes gross loans and bankers’ acceptances relating to Wholesale Banking, excluding letters of credit, cash collateral, credit default swaps (CDS), and allowance for credit losses.
[2]	Capital allocated to the business segment was decreased to 9% CET1 effective the second quarter of 2020 compared with 10.5% in the first quarter of 2020, and 10% in fiscal 2019.

Quarterly comparison – Q3 2020 vs. Q3 2019

Wholesale Banking net income for the quarter was $442 million, an increase of $198 million, or 81%, compared with the third quarter last year, reflecting higher revenue, partially offset by higher PCL and higher non-interest expenses.

Wholesale Banking revenue is derived primarily from capital markets and corporate and investment banking services provided to corporate, government, and institutional clients. Wholesale Banking generates revenue from corporate lending, advisory, underwriting, sales, trading and research, client securitization, trade finance, cash management, prime services, and trade execution services. Revenue for the quarter was $1,397 million, an increase of $483 million, or 53%, compared with the third quarter last year, reflecting higher trading-related revenue and higher underwriting fees.

PCL for the quarter was $123 million, compared with $1 million in the third quarter last year. PCL – impaired was $52 million reflecting credit migration largely in the oil & gas sector. PCL – performing was $71 million, primarily related to a significant deterioration in the economic outlook, including the impact of credit migration.

Non-interest expenses were $669 million, an increase of $75 million, or 13%, compared with the third quarter last year, primarily reflecting higher variable compensation.

Quarterly comparison – Q3 2020 vs. Q2 2020

Wholesale Banking net income for the quarter was $442 million, an increase in net income of $233 million, compared with the prior quarter, reflecting higher revenue and lower PCL, partially offset by higher non-interest expenses.

Revenue for the quarter increased $136 million, or 11%, reflecting higher trading-related revenue primarily in equity trading, partially offset by lower other revenue.

PCL for the quarter decreased by $251 million. PCL – impaired was $52 million, a decrease of $142 million reflecting less credit migration in the current quarter. PCL – performing was $71 million, a decrease of $109 million, reflecting a smaller increase to the performing allowance for credit losses this quarter.

Non-interest expenses for the quarter increased $53 million, or 9%, reflecting higher variable compensation, partially offset by lower volume related expenses and lower impact of foreign exchange translation.

Year-to-date comparison – Q3 2020 vs. Q3 2019

Wholesale Banking net income for the nine months ended July 31, 2020 was $932 million, an increase of $484 million, compared with the same period last year, reflecting higher revenue, partially offset by higher PCL and higher non-interest expenses.

Revenue was $3,704 million, an increase of $1,321 million, or 55%, reflecting higher trading-related revenue, higher underwriting fees, and higher loan fees.

PCL was $514 million, an increase of $511 million. PCL – impaired was $298 million reflecting credit migration largely in the oil & gas sector. PCL – performing was $216 million, primarily related to a significant deterioration in the economic outlook, including the impact of credit migration.

Non-interest expenses were $1,937 million, an increase of $144 million, or 8%, reflecting higher variable compensation, higher volume related expenses, and the impact of foreign exchange translation.

TD BANK GROUP • THIRD QUARTER 2020 • EARNINGS NEWS RELEASE	Page 15

TABLE 10:  CORPORATE

(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31 2020	April 30 2020	July 31 2019	July 31 2020	July 31 2019
Net income (loss) – reported	$(130)	$(202)	$(173)	$(559)	$(526)
Adjustments for items of note[1]
Amortization of intangibles before income taxes	63	68	75	201	233

Less: impact of income taxes	9	9	11	29	36
Net income (loss) – adjusted	$(76)	$(143)	$(109)	$(387)	$(329)

Decomposition of items included in net income (loss) – adjusted
Net corporate expenses	$(153)	$(199)	$(156)	$(531)	$(514)
Other	77	56	47	144	167

Non-controlling interests	–	–	–	–	18
Net income (loss) – adjusted	$(76)	$(143)	$(109)	$(387)	$(329)

Selected volumes

Average number of full-time equivalent staff	17,889	17,833	17,277	17,726	16,739

[1]	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

Quarterly comparison – Q3 2020 vs. Q3 2019

Corporate segment’s reported net loss for the quarter was $130 million, compared with a reported net loss of $173 million in the third quarter last year. The $43 million decrease primarily reflects a higher contribution from other items. Other items increased $30 million primarily reflecting the positive impact of tax items. Net corporate expenses decreased $3 million as compared to the same quarter last year. Adjusted net loss was $76 million compared with an adjusted net loss of $109 million in the third quarter last year.

Quarterly comparison – Q3 2020 vs. Q2 2020

Corporate segment’s reported net loss for the quarter was $130 million, compared with a reported net loss of $202 million in the prior quarter. The $72 million decrease primarily reflects lower net corporate expenses and a higher contribution from other items. Net corporate expenses decreased $46 million from the prior quarter reflecting the timing of regulatory fees and lower employee-related benefits claims. Other items increased $21 million primarily reflecting higher revenue from treasury and balance sheet management activities. Adjusted net loss was $76 million compared with an adjusted net loss of $143 million in the prior quarter.

Year-to-date comparison – Q3 2020 vs. Q3 2019

Corporate segment’s reported net loss for the nine months ended July 31, 2020 was $559 million, compared with a reported net loss of $526 million in the same period last year. The $33 million increase primarily reflects a smaller contribution from other items, a contribution from non-controlling interests in the prior period, and higher net corporate expenses. Other items decreased $23 million, largely reflecting lower revenue from treasury and balance sheet management activities and an unfavourable adjustment relating to hedge accounting in the current period. Net corporate expenses increased $17 million as compared to the same period last year. Adjusted net loss for the nine months ended July 31, 2020 was $387 million, compared with an adjusted net loss of $329 million in the same period last year.

TD BANK GROUP • THIRD QUARTER 2020 • EARNINGS NEWS RELEASE	Page 16

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:

Are a registered shareholder (your name appears on your TD share certificate)	Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials or stopping (or resuming) receiving annual and quarterly reports

Transfer Agent:

AST Trust Company (Canada)

P.O. Box 700, Station B

Montréal, Québec H3B 3K3

1-800-387-0825 (Canada and U.S. only)

or 416-682-3860

Facsimile: 1-888-249-6189

inquiries@astfinancial.com or www.astfinancial.com/ca-en

Hold your TD shares through the Direct Registration System in the United States	Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials or stopping (or resuming) receiving annual and quarterly reports

Co-Transfer Agent and Registrar:

Computershare

P.O. Box 505000

Louisville, KY 40233, or

Computershare

462 South 4th Street, Suite 1600

Louisville, KY 40202

1-866-233-4836

TDD for hearing impaired: 1-800-231-5469

Shareholders outside of U.S.: 201-680-6578

TDD shareholders outside of U.S.: 201-680-6610
www.computershare.com/investor

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com. Please note that by leaving us an e-mail or voicemail message, you are providing your consent for us to forward your inquiry to the appropriate party for response.

Access to Quarterly Results Materials

Interested investors, the media and others may view the third quarter earnings news release, results slides, supplementary financial information, and the Report to Shareholders on the TD Investor Relations website at www.td.com/investor/.

Quarterly Earnings Conference Call

TD Bank Group will host an earnings conference call in Toronto, Ontario on Thursday, August 27, 2020. The call will be audio webcast live through TD’s website at 1:30 p.m. ET. The call will feature presentations by TD executives on the Bank’s financial results for the third quarter and discussions of related disclosures, followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD website at www.td.com/investor on Thursday, August 27, 2020, by approximately 12 p.m. ET. A listen-only telephone line is available at 416-641-6150 or 1-866-696-5894 (toll free) and the passcode is 2727354#.

The audio webcast and presentations will be archived at www.td.com/investor. Replay of the teleconference will be available from 5:00 p.m. ET on Thursday, August 27, 2020, until 11:59 p.m. ET on Friday, September 4, 2020 by calling 905-694-9451 or 1-800-408-3053 (toll free). The passcode is 7300743#.

Annual Meeting

Thursday, April 1, 2021

Toronto, Ontario

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”). TD is the sixth largest bank in North America by branches and serves over 26 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America’s Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world’s leading online financial services firms, with more than 14 million active online and mobile customers. TD had CDN$1.7 trillion in assets on July 31, 2020. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.

For further information contact:

Gillian Manning, Head of Investor Relations, 416-308-6014

Lynsey Wynberg, Senior Manager, Media Relations, 416-756-8391

TD BANK GROUP • THIRD QUARTER 2020 • EARNINGS NEWS RELEASE	Page 17